UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: November 15, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press release regarding Noah’s financial results for the third quarter of 2011

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2011

SHANGHAI, CHINA — November 14, 2011 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the third quarter of 2011.

THIRD QUARTER 2011 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2011 were US$19.3 million, an 88.9% increase from the corresponding period in 2010.

•	Income from operations in the third quarter of 2011 was US$5.8 million, a 34.5% increase from the corresponding period in 2010.

•

Net income attributable to Noah shareholders in the third quarter of 2011 was US$5.7 million, an 82.6% increase from the corresponding period in 2010. Non-GAAP[1] net income attributable to Noah shareholders in the third quarter of 2011 was US$6.4 million, an 89.5% increase from the corresponding period in 2010.

•	Net income per basic and diluted ADS in the third quarter of 2011 were both US$0.10. Non-GAAP net income per diluted ADS in the third quarter of 2011 was US$0.11.

THIRD QUARTER 2011 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients as of September 30, 2011 increased by 74.0% year-over-year to 24,746; this figure includes 24,009 registered individual clients, 648 registered enterprise clients and 89 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the third quarter of 2011 were 1,200, a 112.0% increase from the corresponding period in 2010.

•

The aggregate value of wealth management products distributed by the Company during the third quarter of 2011 was RMB5.4 billion (approximately US$0.8 billion)[3], a 11.2% increase from the corresponding period in 2010. Of this aggregate value, fixed income products accounted for 45.9%, private equity fund products accounted for 41.0%, and securities investment funds and investment-linked insurance products accounted for 13.1%.

•

The average transaction value per client[4] in the third quarter of 2011 was RMB4.5 million (approximately US$0.7 million), a 47.6% decrease from the corresponding period in 2010 primarily due to changes in product mix mainly because the Company distributed more fixed income and securities investment fund products, which have lower minimum investment amount than private equity fund products.

•

Coverage network as of September 30, 2011 included 53 branches, up from 28 branches as of September 30, 2010. The number of relationship managers increased to 505 as of September 30, 2011, up 64.0% year-over-year.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the board of directors and Chief Executive Officer, commented, “We made significant progress in strategically broadening our client engagement in terms of the number of active clients as well as expanding our branch coverage network. We will continue to focus on client breadth by entering new markets and distributing quality products that meet the needs of our clients.”

Mr. Tom Wu, Chief Financial Officer, said, “Overall we are satisfied with our third quarter results. We distributed US$0.8 billion worth of transaction value through a more balanced product mix and achieved non-GAAP net income of US$6.4 million, our second highest quarter in the history of the Company.

THIRD QUARTER 2011 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2011 were US$19.3 million, an 88.9% increase from the corresponding period in 2010. The year-over-year increase was attributable to an increase of US$4.6 million in one-time commissions and an increase of US$4.5 million in recurring service fees.

Net revenues from one-time commissions for the third quarter of 2011 were US$12.8 million, a 56.1% increase from the corresponding period in 2010. The year-over-year increase was primarily driven by a significant increase in the number of active clients.

Net revenues from recurring service fees for the third quarter of 2011 were US$6.4 million, a 220.0% increase from the corresponding period in 2010. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the third quarter of 2011 was 30.3%, as compared to 42.5% for the corresponding period in 2010. Operating margin decreased year-over-year primarily due to the Company’s network expansion.

Operating cost and expenses for the third quarter of 2011, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$13.4 million, a 129.1% increase from the corresponding period in 2010.

Cost of revenues for the third quarter of 2011 totaled US$4.0 million, a 117.5% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in compensation expenses paid to relationship managers mainly as a result of the expansion of the Company’s relationship manager team and the increase of the aggregate value of wealth management products distributed in the quarter.

Selling expenses for the third quarter of 2011 were US$5.7 million, a 135.5% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in personnel expenses, general marketing expenses and rental expenses as a result of the Company’s network expansions. Selling expenses as a percentage of net revenues for the quarter was 29.4%, as compared to 23.6% for the corresponding period in 2010.

G&A expenses for the third quarter of 2011 were US$4.3 million, a 153.8% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in employee compensation expenses attributable to G&A expenses, and to a lesser extent, due to increases in share-based compensation expenses, rental expenses and training fees. G&A expenses as a percentage of net revenues for the quarter was 22.1%, as compared to 16.4% for the corresponding period in 2010.

Income Tax Expenses

Income tax expenses for the third quarter of 2011 were US$2.1 million, a 59.9% increase from the corresponding period in 2010. The year-over-year increase was primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the third quarter of 2011 was US$5.7 million, an 82.6% increase from the corresponding period in 2010. Net margin for the third quarter of 2011 was 29.7%, as compared to 30.8% for the corresponding period in 2010. Income per basic and diluted ADS for the third quarter of 2011 were both US$0.10, as compared to US$0.07 for the corresponding period in 2010.

Non-GAAP net income attributable to Noah shareholders for the third quarter of 2011 was US$6.4 million, an 89.5% increase from the corresponding period in 2010. Non-GAAP net margin for the third quarter of 2011 was 33.2%, as compared to 33.1% for the corresponding period in 2010. Non-GAAP income per diluted ADS for the third quarter of 2011 was US$0.11, as compared to US$0.08 for the corresponding period in 2010.

Balance Sheet and Cash Flow

As of September 30, 2011, the Company had US$137.5 million in cash and cash equivalents, an increase of US$9.4 million from US$128.1 million as of June 30, 2011. In the third quarter of 2011, the Company generated US$11.0 million in its operating activities, received US$3.0 million in proceeds from sale of fixed income products, invested US$5.3 million in fixed income products and used US$1.2 million to acquire property and equipment.

2011 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the year 2011 is expected to be in a range of $24.0 million and $26.5 million, representing a year-over-year increase in the range of 79.6% and 98.3%. This estimate reflects management’s current business outlook and is subject to change.

BOARD OF DIRECTORS

After recent appointments of independent directors to the board and the accompanying changes to its board of directors and the committees, the Company’s board currently has nine directors, including five independent directors, and its audit committee, compensation committee and corporate governance and nominating committee each entirely comprises of independent directors.

The Company’s audit committee now consists of Ms. May Yihong Wu, Mr. Shuang Chen and Mr. Shusong Ba, and is chaired by Ms. May Yihong Wu.

The Company’s compensation committee now consists of Mr. Boquan He, Mr. Shuang Chen and Ms. May Yihong Wu, and is chaired by Mr. Boquan He.

The Company’s corporate governance and nominating committee now consists of Mr. Shuang Chen, Ms. May Yihong Wu and Mr. Ji Liu, and is chaired by Mr. Shuang Chen.

CONFERENCE CALL

Senior management will host a conference call on Monday, November 14, 2011 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Tuesday, November 15) to discuss its third quarter 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-718-354-1231
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038

• Hong Kong	###-##-####
• United Kingdom	080-8234-6646

Conference ID #	20046646

A telephone replay will be available shortly after the call until November 21, 2011 at +1-866-214-5335 (US Toll Free) or +61-2-8235-5000 (International). Conference ID # 20046646.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 500 relationship managers in 53 branch offices, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the year 2011 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Investor Relations

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	June 30, 2011	September 30, 2011
	$	$
Assets
Current assets:
Cash and cash equivalents	128,124,844	137,503,856
Restricted cash	77,357	78,394
Fixed-term deposits	4,796,163	3,135,779

Short-term investments	10,123,076	12,397,950

Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2011 and September 30, 2011	12,366,703	11,323,319
Deferred tax assets	1,263,257	1,279,482
Amounts due from related parties	247,122	119,697
Other current assets	2,747,964	2,536,084

Total current assets	159,746,486	168,374,561

Long-term investments	1,373,288	1,864,711
Investment in affiliates	1,903,328	2,244,440
Property and equipment, net	2,214,145	3,309,284
Non-current deferred tax assets	466,185	453,307
Other non-current assets	961,717	902,566

Total Assets	166,665,149	177,148,869

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	7,740,356	8,244,654
Income tax payable	3,132,627	1,682,800
Deferred tax liabilities	32,977	33,419
Other current liabilities	4,530,061	8,586,880
Uncertain tax position liabilities	—	318,127

Total current liabilities	15,436,021	18,865,880

Non-current uncertain tax position liabilities	1,474,618	1,216,393
Other non-current liabilities	1,450,044	1,406,698

Total Liabilities	18,360,683	21,488,971

Equity	148,304,466	155,659,898

Total Liabilities and Equity	166,665,149	177,148,869

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2010	September 30, 2011	Change
	$	$
Revenues:
Third-party revenues	8,460,273	17,617,614	108.2%
Related party revenues	2,312,775	2,782,569	20.3%

Total revenues	10,773,048	20,400,183	89.4%
Less: business taxes and related surcharges	(571,566)	(1,132,791)	98.2%

Net revenues	10,201,482	19,267,392	88.9%

Operating cost and expenses:
Cost of revenues	(1,833,302)	(3,986,965)	117.5%
Selling expenses	(2,404,734)	(5,663,065)	135.5%
General and administrative expenses	(1,677,255)	(4,257,648)	153.8%
Other operating income	50,919	474,838	832.5%

Total operating cost and expenses	(5,864,372)	(13,432,840)	129.1%

Income from operations	4,337,110	5,834,552	34.5%

Other income:
Interest income	36,307	617,954	1,602.0%
Investment income	56,548	380,109	572.2%
Other (expense) income	(17)	941,725	(55,396.6)
Total other income	92,838	1,939,788	19.89

Income before taxes and loss from equity in affiliates	4,429,948	7,774,340	75.5%
Income tax expense	(1,286,333)	(2,056,313)	59.9%
(Loss) gain from equity in affiliates	(5,114)	12,918	(352.6%)

Net income attributable to Noah Shareholders	3,138,501	5,730,945	82.6%
Deemed dividend on Series A convertible redeemable preferred shares	—	—

Net income attributable to ordinary shareholders	3,138,501	5,730,945	82.6%

Income per ADS, basic	0.07	0.10	42.9%
Income per ADS, diluted	0.07	0.10	42.9%

Margin analysis:

Operating margin	42.5%	30.3%
Net margin	30.8%	29.7%
Weighted average ADS equivalent: [1]
Basic	34,200,000	55,838,530
Diluted	35,031,910	57,045,008
ADS equivalent outstanding at end of period	34,200,000	55,876,787

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2010	September 30, 2011	Change

Number of registered clients	14,218	24,746	74.0%
Number of relationship managers	308	505	64.0%
Number of branch offices	28	53	89.3%

	Three months ended
	September 30, 2010	September 30, 2011	Change
	(in millions of RMB, except percentages)
Number of active clients	566	1,200	112.0%
Transaction value:
Fixed income products	1,335	2,470	85.0%
Private equity fund products	3,323	2,206	(33.6%)
Securities investment funds and investment-linked insurance products	181	704	289.0%

Total transaction value	4,839	5,380	11.2%

Average transaction value per client	8.55	4.48	(47.6%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2010	September 30, 2011
	$	$
Net income attributable to Noah Shareholders	3,138,501	5,730,945
Adjustment for share-based compensation related to:
Share options	199,620	626,359
Restricted shares	35,796	35,797
Adjusted net income attributable to Noah Shareholders (non-GAAP)*	3,373,917	6,393,101

Net income per ADS, diluted	0.07	0.10
Adjustment for share-based compensation	0.01	0.01
Adjusted net income per ADS, diluted (non-GAAP)*	0.08	0.11

Net margin	30.8%	29.7%
Adjusted net margin (non-GAAP)*	33.1%	33.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.